U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Chavkin                        Arnold                                L.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                              New York                  10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Carrizo Oil & Gas, Inc.  ("CRZO")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


March 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            N/A           N/A      N/A    N/A         N/A    N/A      2,909,092      I         (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                    2.                                                                                     Deriv-    of
                    Conver-                    5.                              7.                          ative     Deriv-   11.
                    sion                       Number of                       Title and Amount            Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying       8.      ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities          Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)    of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------    Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount    ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or        Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number    ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of        (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares    5)       4)        4)      4)
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
                                                                                Common
Warrant              $2.20    N/A      N/A      N/A   N/A     Immed    12/15/07 Stock    2,208,151  N/A      2,208,151  I     (FN 1)
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Stock Options
(right to                               J                                       Common
purchase)           $5.1719   N/A      (FN 2)        1,667    5/19/01   5/19/10 Stock      833      N/A        833      D     (FN 2)
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Stock Options
(right to                               J                                       Common
purchase)           $7.40     N/A     (FN 3)         2,500    5/18/02   5/17/11 Stock       0       N/A        0        D     (FN 3)
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

Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's securities by J.P. Morgan Partners (23A SBIC), LLC ("JPM 23A SBIC"), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is an Executive Vice President of JPM 23A SBIC and a limited partner of its sole non-managing member. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the non-managing member's and JPM 23A SBIC's internal rate of return and vesting. The Reporting Person ceased to be a director of the Issuer on March 11, 2002.

(2) These stock options were granted to the Reporting Person as Director's compensation; the Reporting Person is obligated to transfer any shares issued under the stock options to JPM 23A SBIC. These options became exercisable in three annual installments commencing May 19, 2001. 1,667 options were cancelled upon the Reporting Person's resignation as a Director of the Issuer. 833 options are currently exercisable.

(3) These stock options, which were granted to the Reporting Person as Director's compensation, were cancelled upon the Reporting Person's resignation as a Director of the Issuer.



/s/  Arnold L. Chavkin                                          4/10/02
---------------------------------------------            -----------------------
     Arnold L. Chavkin                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.